SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*


                       BIGGEST LITTLE INVESTMENTS, L.P.
                       --------------------------------
                               (Name of Issuer)

                    UNITS OF LIMITED PARTNERSHIP INTEREST
                    -------------------------------------
                       (Title of Class of Securities)


                                --------------
                                (CUSIP Number)


                                  Ben Farahi
                       3650 S. Virginia Street, Suite K2
                              Reno, Nevada 89502
                                (775) 825-3355
  --------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)



                                April 9, 2009
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1)     Names of Reporting Persons
      Ben Farahi

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)  [ ]
       (b)  [ ]

3)     SEC Use Only

4)     Source of Funds (See Instructions):
      PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)     Citizenship or Place of Organization:
      USA

Number of Shares Beneficially Owned by Each Reporting Person With:

     7)  Sole Voting Power        65,001
     8)  Shared Voting Power           0
     9)  Sole Dispositive Power   65,001
    10)  Shared Dispositive Power      0

11)    Aggregate Amount Beneficially Owned by Each Reporting Person:
      65,001

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13)    Percent of Class Represented by Row (11):
      35.9%

14)    Type of Reporting Person:
      IN




Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by deleting the last paragraph thereto and adding the following thereto:

     On January 30, 2009, Mr. Farahi commenced a tender offer for 25,000 Units at a price of $110.00 per Unit, as a result of which Mr. Farahi acquired 3,415 Units on April 9, 2009.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated to read as follows:

     (a) The aggregate percentage of Units reported owned by Mr. Farahi is based upon 180,937 Units outstanding, which is the total number of Units outstanding as of March 10, 2009. Mr. Farahi beneficially owns 65,001 Units, representing approximately 35.9% of the number of issued and outstanding Units as of March 10, 2009.

     (b) Mr. Farahi has the sole power to vote and dispose of all of the Units beneficially owned by him.

     (c) On January 27, 2009, Mr. Farahi acquired an additional 2,083 Units in a series of private transactions at a price of $120.00 per Unit. These purchases were made effective April 1, 2009.

     On January 30, 2009, Mr. Farahi commenced a tender offer for 25,000 Units at a price of $110.00 per Unit, as a result of which Mr. Farahi acquired 3,415 Units on April 9, 2009.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Units owned by Mr. Farahi.

     (e) Not applicable.




                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2009

                                          /s/ Ben Farahi
                                          --------------
                                              Ben Farahi